UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR

Credit Suisse Group takes decisive action to pre-emptively strengthen liquidity and announces public tender offers for debt securities

Zurich, March 16, 2023 – Credit Suisse is taking decisive action to pre-emptively strengthen its liquidity by intending to exercise its option to borrow from the Swiss National Bank (SNB) up to CHF 50 billion under a Covered Loan Facility as well as a short-term liquidity facility, which are fully collateralized by high quality assets. Credit Suisse also announces offers by Credit Suisse International to repurchase certain OpCo senior debt securities for cash of up to approximately CHF 3 billion.

Credit Suisse announces its intention to access the SNB’s Covered Loan Facility as well as a short-term liquidity facility of up to approximately CHF 50 billion in aggregate. This additional liquidity would support Credit Suisse’s core businesses and clients as Credit Suisse takes the necessary steps to create a simpler and more focused bank built around client needs.

Credit Suisse also announces today that it is making a cash tender offer in relation to ten US dollar denominated senior debt securities for an aggregate consideration of up to USD 2.5 billion. Concurrently, Credit Suisse is also announcing a separate cash tender offer in relation to four Euro denominated senior debt securities for an aggregate consideration of up to EUR 500 million. Both offers are subject to various conditions as set out in the respective tender offer memoranda. The offers will expire on March 22, 2023, subject to the terms and conditions set out in the offer documents. The transactions are consistent with our proactive approach to managing our overall liability composition and optimizing interest expense and allow us to take advantage of current trading levels to repurchase debt at attractive prices.

CEO Ulrich Koerner said: “These measures demonstrate decisive action to strengthen Credit Suisse as we continue our strategic transformation to deliver value to our clients and other stakeholders. We thank the SNB and FINMA as we execute our strategic transformation. My team and I are resolved to move forward rapidly to deliver a simpler and more focused bank built around client needs.”

As a global systemically important bank, Credit Suisse, like its global peers, is subject to high standards for capital, funding, liquidity and leverage requirements. As of the end of 2022, Credit Suisse had a CET1 ratio of 14.1% and an average liquidity coverage ratio1 (LCR) of 144%, which has since improved to approximately 150% (as of March 14, 2023). The use of the Covered Loan Facility of CHF 39 billion will further strengthen the LCR with immediate effect. Credit Suisse is conservatively positioned against interest rate risks. The volume of duration fixed income securities is not material compared to the overall HQLA (high quality liquid assets) portfolio and, in addition, is fully hedged for moves in interest rates. Moreover, the loan book is highly collateralized at almost 90%, with more than 60% in Switzerland and an average provision for credit loss ratio of 8 bps across Wealth Management and the Swiss Bank2.

Following the Group’s strategy announcement on October 27, 2022, Credit Suisse has made significant progress toward this transformation and on an accelerated schedule to build the foundation for the new Credit Suisse. Its strategy includes decisive actions to radically restructure the Investment Bank, including the substantial exit from the Securitized Products Group where the bank has already achieved more than 70% of the targeted asset reduction. The bank has also accelerated its cost transformation and is well on track to deliver CHF ~2.5 billion of cost base reductions by 2025, including CHF ~1.2 billion in 2023.

1 Calculated using a three-month average, which is calculated on a daily basis
2 Over 2018-21

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Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy is built on its leading Wealth Management and Swiss Bank franchises, with strong Asset Management as well as Markets capabilities. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control.

These factors include, but are not limited to:

◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

◾	the impact of media reports and social media speculation about our business and its performance;
◾	the extent of outflows of deposits and assets or future net new asset generation across our divisions;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries  and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

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◾	our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
◾	our ability to successfully implement the divestment of any non-core business;
◾	the future level of any impairments and write-downs resulting from strategy changes and their implementation;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

◾	political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022.

Important information
Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before taking into account the Securitized Products Group transaction and other divestments.

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to our intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Guidance,” “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, guidance, goals, commitments and aspirations, as well as any other forward-looking statements described as targets or projections, are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, geopolitical conflicts, changes in tax policies, scientific or technological developments, evolving sustainability strategies, including changes in approach due to shifting market expectations and business trends, the need for concurrent actions and efforts by external parties and other actors that are outside of our control to achieve our sustainability-related goals and initiatives, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives, changes in carbon markets, regulatory changes, changes in levels

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of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, guidance, goals, commitments, aspirations, targets, projections or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Disclaimer
This announcement does not constitute an offer or an invitation to participate in the tender offers described herein. The tender offers will be made by means of tender offer memoranda. Each offer is made only to holders in the relevant jurisdictions specified in that offer and is not being made in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 16, 2023		Vice President